Securities and Exchange Commission

                            Washington, D.C. 20549



                                  Form 11-K

(x) Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)



                  For the fiscal year ended December 31, 1995


                                     OR


(_) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)


                       Commission file number 1-11566


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                CompSavings Plan for Employees of CompUSA Inc.


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                    CompUSA Inc.
                            14951 North Dallas Parkway
                                Dallas, Texas 75240

                   CompSavings Plan for Employees of CompUSA Inc.

                  Financial Statements and Supplemental Schedules


                         Year ended December 31, 1995





                                 CONTENTS

Report of Independent Auditors.........................................1


Audited Financial Statements

Statement of Net Assets Available for Benefits.........................2

Statement of Changes in Net Assets Available for Benefits..............3

Notes to Financial Statements..........................................4


Supplemental Schedules

Item 27(a) - Schedule of Assets Held for Investment Purposes..........11

Item 27(d) - Schedule of Reportable Transactions......................12

                        Report of Independent Auditors


The CompSavings Plan Committee
CompSavings Plan for Employees of CompUSA Inc.

We have audited the accompanying statement of net assets available for benefits of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) as of December 31, 1995, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the CompSavings Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  /S/   ERNST & YOUNG LLP
                                                -----------------------------
                                                        ERNST & YOUNG LLP



Dallas, Texas
June 25, 1996

                 CompSavings Plan for Employees of CompUSA Inc.

                 Statement of Net Assets Available for Benefits

                              December 31, 1995

Assets
Investments at fair value                                $ 3,704,312
Contributions receivable:
   Participants                                              139,304
   Employer                                                1,084,158
                                                         ------------
                                                           1,223,462
                                                         ------------
Total assets                                               4,927,774
                                                         ------------



Liabilities
Excess contributions payable to participants                 204,977
                                                         ------------
Net assets available for benefits                        $ 4,722,797
                                                         ============

See accompanying notes.

               CompSavings Plan for Employees of CompUSA Inc.

          Statement of Changes in Net Assets Available for Benefits

                       Year ended December 31, 1995

Investment income:
   Net appreciation in fair value of investments         $   279,778
   Interest                                                   11,350
                                                         ------------
                                                             291,128


Contributions:


   Participants - pretax                                   3,246,577
   Participants - rollover                                   269,121
   Employer - participant directed                           271,040
   Employer - non-participant directed                       813,118
                                                         ------------
                                                           4,599,856
                                                         ------------
Total additions                                            4,890,984

Withdrawals by participants                                  168,187
                                                         ------------
Net increase                                               4,722,797

Net assets available for benefits:
Beginning of year                                                 -
                                                         ------------
End of year                                              $ 4,722,797
                                                         ============

                         See accompanying notes.

                CompSavings Plan for Employees of CompUSA Inc.

                       Notes to Financial Statements

                       Year ended December 31, 1995


1. Description of the Plan

The following description of the CompSavings Plan for Employees of CompUSA Inc. (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan was adopted by CompUSA Inc. (the Company) effective January 1, 1995, for eligible employees of the Company. The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 (ERISA). BZW Barclays Global Investors, National Association (the Trustee), as successor to Wells Fargo Bank, National Association, acts as trustee for the Plan pursuant to a trust agreement between the Trustee and the Company.

Administration

The Plan is administered by the CompSavings Plan Committee appointed by the Board of Directors of the Company.

Participation

Employees become eligible to participate in the Plan after they have reached the age of 21 and have completed 500 hours of service during the previous six months. During 1995, eligible employees could enroll in the Plan on January 1 or July 1 after meeting the age and service requirements. Effective January 1, 1996, the Plan was amended to allow eligible employees to enroll in the Plan on the first day of the next payroll period after meeting the age and service requirements. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the CompSavings Plan Committee and authorize the Company to make payroll deductions for contributions to the Plan.

Contributions

Each year, participants may contribute up to 15 percent of pretax annual compensation, as defined in the Plan. The Company contributes 25 percent of the first 5 percent of base compensation that a participant contributes to the Plan (Required Contribution). Additional amounts may be contributed (Discretionary Contribution) at the option of the Company's Board of Directors based on the Company's profitability for the fiscal year that ends within the plan year. For 1995, the Company's Board of Directors authorized a Discretionary Contribution equal to 25 percent of the first 5 percent of base compensation that participants contributed to the Plan.

               CompSavings Plan for Employees of CompUSA Inc.

                     Notes to Financial Statements

1. Description of the Plan (continued)

Under the provisions of the Plan, 75 percent of the Company's Required and Discretionary Contributions are invested in the CompUSA Stock Fund, with the remaining 25 percent paid in cash and invested based on the participant's election. In 1995, the Company's Required and Discretionary Contributions to the Plan aggregated $542,079 and $542,079, respectively. The Company funded both the 1995 Required and Discretionary Contributions in February 1996.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of earnings are based upon the ratio of a participant's account balance to the aggregate of all participant account balances. Forfeited balances of terminated participants' nonvested accounts may be used to restore accounts for employees who are rehired, to pay Plan fees and expenses, or to reduce Company contributions. There were no forfeited balances at December 31, 1995.

Vesting

Participants are immediately vested in their pretax and rollover contributions plus actual earnings thereon. The Company's contributions allocated to participants' accounts, plus the actual earnings thereon, vest to the participants based on years of continuous service. A participant is 100 percent vested after four years of credited service.

Investment Options

Participants may elect investment of their employee contributions and Company cash contributions in any of the following five investment options:

(a) Asset Allocation Fund - Invests in a changing mix of stocks, bonds, and money market securities.

(b) Income Accumulation Fund - Invests in a mixture of short- and medium-term fixed-income securities that produce income for the fund, mostly from interest payments.

(c) Growth Stock Fund - Invests in the stocks of companies that the fund manager believes have potential for above-average long-term capital appreciation.

               CompSavings Plan for Employees of CompUSA Inc.

1. Description of the Plan (continued)

(d) S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

(e) CompUSA Stock Fund - Invests primarily in the stock of CompUSA Inc. Participants may not elect to have more than 50 percent of their employee contributions and Company cash contributions invested in this fund.

Income Tax Status

The Plan and the related trust are designed to qualify under Section 401 (a) of the Internal Revenue Code (the Code) and the related trust is designed to be exempt from federal income tax under Section 501 (a) of the Code. The Plan has applied for, but has not yet received, a favorable determination letter from the Internal Revenue Service as to the qualification of the Plan and the tax-exempt status of the related trust; however, a favorable determination letter is expected.

Because the Plan did not initially meet the tests limiting contributions of certain highly compensated employees, as defined by the Code, excess contributions for 1995 were refunded to certain participants in March 1996, along with investment earnings aggregating $35,082 on those excess contributions in accordance with the Plan agreement. Those amounts are recorded in the accompanying balance sheet as "Excess contributions payable to participants."

Termination of the Plan

While the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested as to their account balances and the net assets of the Plan would be distributed to the participants in proportion to their respective account balances.

Withdrawals

Upon termination of service, a participant may receive a lump-sum payment equal to his or her vested account balance. Participants who are also employees can elect to withdraw a portion of their Plan account balance, subject to certain conditions and restrictions.

               CompSavings Plan for Employees of CompUSA Inc.

1. Description of the Plan (continued)

Loans

Effective January 1, 1996, the Plan was amended to provide that Plan participants may request a loan from the Plan in an amount generally not to exceed the lesser of $50,000 or 50 percent of the participant's vested account balance. The minimum loan amount is $500 and must be repaid, through payroll deductions, within five years. The interest rate charged on participant loans is a fixed reasonable rate of interest determined by the CompSavings Plan Committee.

Expenses and Forfeitures

The Company pays all administrative fees and expenses related to maintaining the Plan to the extent such fees and expenses exceed forfeitures. The amount of such expenses paid by the Company in 1995 was approximately $134,000. The Company also furnishes the Plan with administrative and clerical services and use of Company office space and supplies at no charge. Certain special fees, such as fees for changing investment fund elections more than four times per year and loan maintenance fees, are charged to individual participants' accounts.

2. Summary of Significant Accounting Policies

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments in various investment funds are stated at fair value as determined by the Trustee at December 31, 1995 based upon the quoted market prices of the underlying securities comprising the investment funds. Investments in the Company's common stock are valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis.

               CompSavings Plan for Employees of CompUSA Inc.

3. Allocation of Net Assets Available for Benefits to Investment Funds

At December 31, 1995, the Plan's assets and liabilities were held in the following funds:

                                              Asset       Income       Growth     S&P 500      CompUSA
                                           Allocation  Accumulation    Stock       Stock        Stock
                                 Total        Fund         Fund         Fund       Fund         Fund
                           ------------------------------------------------------------------------------
ASSETS
Investments at fair value   $ 3,704,312  $   805,511  $   462,477  $1,096,247  $   818,353  $   521,724
Contributions receivable:
   Participants                 139,304       26,255       17,750      43,102       31,640       20,557
   Employer                   1,084,158       54,105       36,954      79,617       61,464      852,018
                           ------------------------------------------------------------------------------
                              1,223,462       80,360       54,704     122,719       93,104      872,575
                           ------------------------------------------------------------------------------
Total assets                  4,927,774      885,871      517,181   1,218,966      911,457    1,394,299
                           ------------------------------------------------------------------------------

LIABILITIES
Excess contributions
   payable to participants      204,977       32,241       21,191      73,545       34,665       43,335
                           ------------------------------------------------------------------------------
Net assets available for
   benefits                 $ 4,722,797   $  853,630  $   495,990  $1,145,421  $   876,792  $ 1,350,964
                           ==============================================================================



               CompSavings Plan for Employees of CompUSA Inc.

4. Allocation of Changes in Net Assets Available for Benefits to Investment
   Funds

The changes in net assets available for benefits for the year ended December 31, 1995, are as follows:

                                              Asset       Income       Growth     S&P 500      CompUSA
                                           Allocation  Accumulation    Stock       Stock        Stock
                                 Total        Fund         Fund         Fund       Fund         Fund
                           ------------------------------------------------------------------------------
Investment income:
  Net appreciation
     (depreciation) in
     fair value of
     investments            $   279,778  $    84,480  $        -   $   97,002  $    99,098  $      (802)
Interest                         11,350           -        11,350           -           -            -
                           ------------------------------------------------------------------------------
                                291,128       84,480       11,350      97,002       99,098         (802)

Contributions:
  Participants - pretax       3,246,577      660,458      457,463     952,227      734,850      441,579
  Participants - rollover       269,121       97,017       20,875      56,536       22,599       72,094
  Employer:
    Participant directed        271,040       54,105       36,954      79,617       61,464       38,900
    Non-participant
       directed                 813,118           -            -            -           -       813,118
                           ------------------------------------------------------------------------------
                              4,599,856      811,580      515,292   1,088,380      818,913    1,365,691
                           ------------------------------------------------------------------------------
Total additions               4,890,984      896,060      526,642   1,185,382      918,011    1,364,889
                           ------------------------------------------------------------------------------

Withdrawals by
   participants                (168,187)     (28,979)     (19,508)    (52,344)     (42,082)     (25,274)
Interfund transfers (net)            -       (13,451)     (11,144)     12,383          863       11,349
                           ------------------------------------------------------------------------------
Net increase                  4,722,797      853,630      495,990   1,145,421      876,792    1,350,964

Net assets available
  for benefits:
    Beginning of year                -            -            -            -           -              -
                           ------------------------------------------------------------------------------
    End of year             $ 4,722,797  $   853,630  $   495,990  $1,145,421  $   876,792  $ 1,350,964
                           ==============================================================================


               CompSavings Plan for Employees of CompUSA Inc.

5. Investments

The Plan's investments are held by the Trustee. Investments at December 31, 1995, are as follows:


                                               Units, Shares,                             Current
                                               or Face Value            Cost               Value
                                          ------------------------------------------------------------
Asset Allocation Fund:
   Wells Fargo Asset Allocation Fund
      for Employee Retirement Plans                  41,866    $       719,353    $        805,511

Income Accumulation Fund:
   Wells Fargo Income Accumulation
      Fund for Employee Retirement Plans             37,234            462,477             462,477

Growth Stock Fund:
   Wells Fargo Growth Stock Fund for
      Employee Retirement Plans                      63,551            990,841           1,096,247

S&P 500 Stock Fund:
   Wells Fargo S&P 500 Stock Fund
      for Employee Retirement Plans                  36,258            716,935             818,353

CompUSA Stock Fund:
   CompUSA Common Stock                              16,582            513,732             516,308
   Wells Fargo Money Market Fund                      5,416              5,416               5,416
                                                              ----------------------------------------
                                                               $     3,408,754    $      3,704,312
                                                              ========================================


                                             Supplemental Schedules

CompSavings Plan for Employees of CompUSA Inc.

Item 27(a) - Schedule of Assets Held for Investment Purposes

December 31, 1995

                              c. Description of
    b. Identity of Issuer,  Investment Including Maturity        Number of
       Borrower, Lessor or  Date, Rate of Interest,            Units/Shares/                e. Current
a.     Similar Party        Collateral, Par or Maturity Value    Face Value   d. Cost          Value
- ----------------------------------------------------------------------------------------------------------

*     Wells Fargo           Asset Allocation Fund:
                              invests in stocks, bonds,
                              and money market securities         41,866     $  719,353    $   805,511

*     Wells Fargo           Income Accumulation Fund:
                              invests in short- and medium
                              term fixed income securities        37,234        462,477        462,477

*     Wells Fargo           Growth Stock Fund: invests
                              in equity securities                63,551        990,841      1,096,247

*     Wells Fargo           S&P 500 Stock Fund: invests
                              in equity of S&P 500 companies      36,258        716,935        818,353

                            CompUSA Stock Fund: invests in
                              equity securities of CompUSA
                              Inc.:

*     CompUSA Inc.          Common Stock                          16,582        513,732        516,308

*     Wells Fargo           Money Market Fund                      5,416          5,416          5,416
                                                                            -----------------------------
                                                                            $ 3,408,754   $ 3,704,312
                                                                            =============================

*Party-in-interest

CompSavings Plan for Employees of CompUSA Inc.

Item 27(d) - Schedule of Reportable Transactions

Year ended December 31, 1995

                                                                                   h. Current
                                                                                   Value of
                                   Number of                                       Asset on    i. Net
a. Identity of   b. Description  Purch-        c. Purchase  d. Selling g.Cost of  Transaction  Gain or
 Party Involved     of Asset      ases  Sales      Price       Price    Asset        Date      (loss)
- ----------------------------------------------------------------------------------------------------------
Category (iii) - Series of securities transactions in excess of 5% of the current value of Plan assets
- ----------------------------------------------------------------------------------------------------------

Wells Fargo*     Asset
                 Allocation
                 Fund              48     -    $  755,218   $     -    $ 755,218   $  755,218  $   -

Wells Fargo*     Asset
                 Allocation
                 Fund               -    78           -        39,116     35,865       39,116    3,251

Wells Fargo*     Income
                 Accumulation
                 Fund              45     -       500,837         -      500,837      500,837      -

Wells Fargo*     Income
                 Accumulation
                 Fund               -    72           -        38,360     38,360       38,360      -

Wells Fargo*     Growth
                 Stock
                 Fund              64     -     1,033,041         -    1,033,041    1,033,041      -

Wells Fargo*     Growth
                 Stock
                 Fund               -    75           -        47,678     42,200       47,678    5,478

Wells Fargo*     S&P 500
                 Stock Fund        58     -       755,193         -      755,193      755,193      -

Wells Fargo*     S&P 500
                 Stock Fund         -    80           -        42,021     38,258       42,021    3,763

CompUSA Inc.*   Common
                Stock              66     -       537,213         -      537,213      537,213      -

CompUSA Inc.*   Common
                Stock               -    61           -        30,290     23,481       30,290    6,809


There were no category (i), (ii), or (iv) reportable transactions during 1995. Columns e and f are not applicable.
* Party-in-interest

                             Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the CompSavings Plan Committee for the CompSavings Plan for Employees of CompUSA Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CompSavings Plan for Employees of CompUSA Inc.

By CompSavings Plan Committee Appointed Pursuant to the Plan:


Date:     June 27, 1996          By:       /S/ James F. Halpin
     --------------------------      ------------------------------
                                    James F. Halpin, Committee Member


Date:     June 27, 1996          By:      /S/ James E. Skinner
     --------------------------      --------------------------------
                                    James E. Skinner, Committee Member


Date:     June 27, 1996          By:      /S/ Melvin D. McCall
     --------------------------      --------------------------------
                                    Melvin D. McCall, Committee Member

CONSENT OF INDEPENDENT AUDITORS


     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-86314) pertaining to the CompSavings Plan for Employees of CompUSA Inc. of our report dated June 25, 1996, with respect to the financial statements and supplemental schedules of the CompSavings Plan for Employees of CompUSA Inc. included in this Annual Report (Form 11-K) for the year ended December 31, 1995.


                                             /S/  ERNST & YOUNG LLP
                                           ---------------------------
                                                 ERNST & YOUNG LLP


Dallas, Texas
June 25, 1996